Filed pursuant to Rule 433

Registration No. 333-165263

March 24, 2011

Pricing Term Sheet

Relating to Preliminary Prospectus Supplement Dated March 24, 2011 of

Plains Exploration & Production Company

This term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement referenced above. The information in this term sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan at (212) 270-6366, Barclays Capital at (888) 603-5847, BMO Capital Markets at (212) 702-1882, BNP PARIBAS at (800) 854-5647, Scotia Capital at (212) 225-5501 or Wells Fargo Securities at (800) 326-5897.

Issuer:		Plains Exploration & Production Company
Security Description:		Senior Notes
Distribution:		SEC Registered
Face:		$600,000,000
Gross Proceeds:		$600,000,000
Net Proceeds (Before Expenses):		$591,000,000

Coupon:		6.625%
Maturity:		May 1, 2021
Offering Price:		100%

Yield to Maturity:		6.625%
Spread to Treasury:		+ 324 basis points
Benchmark:		UST 3.625% due 2/15/21
Interest Pay Dates:		May 1 and November 1
Beginning:		November 1, 2011
Equity Clawback:		Up to 35% at 106.625%
Until:		May 1, 2014
Optional Redemption:		Makewhole call @ T+50 bps prior to May 1, 2016, then:
		On or after:	Price:
		May 1, 2016	103.313%
		May 1, 2017	102.208%
		May 1, 2018	101.104%
		May 1, 2019 and thereafter	100.000%
Change of Control:		Put @ 101% of principal plus accrued interest
Trade Date:		March 24, 2011
Settlement Date:	(T+3)	March 29, 2011
CUSIP:		726505AK6
ISIN:		US726505AK63
Ratings:*		B1/BB-
Denominations:		2,000 x 1,000
Bookrunners:		J.P. Morgan Barclays Capital BMO Capital Markets BNP PARIBAS Scotia Capital Wells Fargo Securities
Co-Managers:		TD Securities BofA Merrill Lynch Citi Lloyds Securities RBS ING Morgan Stanley RBC Capital Markets

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Capitalization

The following table sets forth our capitalization and cash balance as of December 31, 2010:

•	on a consolidated historical basis; and

•

as adjusted to reflect the issuance and sale of $600 million in aggregate principal amount of senior notes in this offering and the application of the estimated net proceeds thereof as described in the preliminary prospectus supplement.

You should read our historical financial statements and notes that are incorporated by reference into the prospectus supplement.

	December 31, 2010
(Dollars in thousands)	Historical	As adjusted for this offering
Cash and cash equivalents	$6,434	$6,434

Long-term debt:
Senior revolving credit facility(1)	620,000	30,055
7 3/4% senior notes due 2015	600,000	600,000
10% senior notes due 2016(2)	530,812	530,812
7% senior notes due 2017	500,000	500,000
7 5/8% senior notes due 2018	400,000	400,000
8 5/8% senior notes due 2019(3)	393,905	393,905
7 5/8% senior notes due 2020	300,000	300,000
New senior notes offered hereby	—	600,000

Total long-term debt	3,344,717	3,354,772

Stockholders’ equity	3,382,965	3,382,965

Total capitalization	$6,727,682	$6,737,737

(1)	As of December 31, 2010, we had commitments under our senior revolving credit facility of $1.4 billion, of which $779 million was available. The borrowing base will be reduced from $1.6 billion to $1.45 billion as a result of this offering.

(2)	The balance is reflected net of unamortized discount of $34.2 million.

(3)	The balance is reflected net of unamortized discount of $6.1 million.

Ranking

As of December 31, 2010, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds thereof as set forth under “Use of proceeds” in the preliminary prospectus supplement, we would have had total indebtedness of approximately $3.35 billion (excluding approximately $1.4 million in outstanding letters of credit), of which approximately $30.1 million would have been secured, and we would have had approximately $1.37 billion in additional borrowing capacity under our senior revolving credit facility, which if borrowed would be secured debt effectively senior in right of payment to the notes to the extent of the value of the collateral securing that indebtedness. As of December 31, 2010, on an as adjusted basis after giving effect to the issuance and sale of the notes and the application of the net proceeds thereof as set forth under “Use of proceeds” in the preliminary prospectus supplement, the subsidiary guarantors, which also guarantee our senior revolving credit facility, would have had approximately $3.35 billion in total combined consolidated indebtedness outstanding, of which approximately $30.1 million would have been secured.

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